Filed by Pagaya Technologies Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: EJF Acquisition Corp.
(SEC File No.: 001-40113)
Date: January 11, 2022

On January 11, 2022, Gal Krubiner, Chief Executive Officer of Pagaya Technologies Ltd. (“Pagaya”), sent the following message to Pagaya employees.

From: Gal Krubiner Date: Jan 11, 2022 Subject: Another important milestone in our journey

Hi Pagayans,

We have some exciting news to share!

Today, we announced an upsized $350 million private investment in public equity (PIPE), a common way companies are funded by private investors as they go public.

We’ve surpassed our initial PIPE offering of $200 million by $150 million , which is a big testament to our company’s strategy, your hard work, and our cutting-edge AI network we continue to build.

The funds secured from our PIPE will further accelerate our growth and strengthen our investment in what makes our company unique - our people and technology . Additionally, this gives us an opportunity to broaden our partnerships into new business lines (i.e., credit cards, insurance, retail, etc.).

This is a vote of confidence from world-class, long-term investors who share our vision and trust in Pagaya’s ability to execute on our future growth goals, and an important milestone in our journey to become a public company .

The credibility we have with investors, fueled by our commitment to our partners and their customers, will propel us to become the most successful public company we know we can be .

Best wishes,
Gal

Additional Information and Where to find It

In connection with the proposed business combination between Pagaya and EJFA, Pagaya intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the Securities and Exchange Commission (the “SEC”), EJFA will mail a definitive proxy statement / prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Pagaya or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Pagaya, EJFA and the proposed transaction. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Pagaya’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

Participants in the Solicitation

Pagaya and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, Pagaya’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Pagaya and EJFA at Pagaya’s website at www.pagaya.com, or in EJFA’s registration statement on Form S-1 filed on February 18, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJFA, Pagaya or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by EJFA. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pagaya’s and EJFA’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Pagaya or EJFA, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Non-Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pagaya, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.